SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            Iconix Brand Group, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                   451005-10-7
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                                 (CUSIP Number)

                                 April 11, 2006
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             (Date of Event which Requires Filing of this Statement)

                          Check the appropriate box to
                               designate the rule
                             pursuant to which this
                               Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      * The  remainder  of this cover  page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 451005-10-7

(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

Mudd (USA) LLC
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(2) Check the appropriate box if a member of a group (see instructions)
   (a) | | (b) |x|
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(3) SEC use only.
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(4) Citizenship or place of organization. Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power: 3,269,231

    (6) Shared voting power: 0

    (7) Sole dispositive power: 2,839,000

    (8) Shared dispositive power: 430,231
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(9) Aggregate amount beneficially owned by each reporting person.

    3,269,231
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9. 8.4%
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(12) Type of reporting person (see instructions). OO
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



Item 1(a).  Iconix Brand Group, Inc. ("Issuer")

Item 1(b).                 Iconix Brand Group, Inc.
                           1450 Broadway, 4th Floor
                           New York, NY 10018

Item 2(a).  Mudd (USA) LLC

Item 2(b).        Mudd (USA) LLC
                  1407 Broadway, 29th Floor
                  New York, NY 10018

Item 2(c).  Delaware

Item 2(d).  Common Stock, Par Value $0.001 Per Share

Item 2(e).  451005-10-7

Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)     |_| Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e)     |_|    An    investment     adviser    in    accordance     with
                240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)     |_| Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Item 4(a). 3,269,231 shares beneficially owned

     Item 4(b). 8.4%

     Item 4(c)(i). 3,269,231 shares with sole voting power

     Item 4(c)(ii). 0 shares with shared voting power

     Item 4(c)(iii). 2,839,000 shares with sole dispositive power

     Item 4(c)(iv). 430,231 shares with shared dispositive power, subject to a Pledge Agreement, dated April 11, 2006, between the Reporting Person, the Issuer, IP Holdings, LLC (a wholly-owned subsidiary of the Issuer), and Wilmington Trust Company (as collateral agent) that expires in installments dated July 1, 2006, October 1, 2006, January 1, 2007, and April 1, 2007.

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        N/A

Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9.  Notice of Dissolution of Group.

        N/A

Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Mudd (USA) LLC

Date: June 16, 2006                    /s/ Conrad Lung
                                       -------------------
                                        Name:  Conrad Lung
                                        Title: President